TOTAL ASSETS OF FIXED INCOME SHARES

Trust	Fund Name	Most Recent Fiscal Quarter 06'	Gross Assets	17g-1 Minimum Amount of Bond (in dollars)
Fixed Income SHares	Series C	31-Jul	$1,752,059,605	$1,500,000
	Series M	31-Jul	$3,465,878,441	$2,100,000
	Series R	31-Jul	$276,760,346	$750,000
	Allianz Dresdner Daily Asset Fund	31-Jul	$1,829,490,055	$1,500,000
		TOTAL	$7,324,188,447	$5,850,000